Exhibit 99.1

Skycorp Solar Group Limited reports first half 2025 financial results

Financial Highlights

●	Revenue were $24,176,271 for the six months ended March 31, 2025 compared with $22,483,601 for the six months ended March 31, 2024, representing an increase of 7.53%, primarily driven by solar PV product sales.

●	Gross profit was $3,703,925 for the six months ended March 31, 2025 compared with $3,395,547 for the six months ended March 31, 2024, representing 15.32% and 15.10% of revenue, respectively.

●	Selling and marketing expense increased by 23.15% to 973,207 for the six months ended March 31, 2025 from $790,232 for the six months ended March 31, 2024, as a result of our continues effort in expanding our business.

●	Net income was $391,967 for the six months ended March 31, 2025, representing a decrease of 39.09% from $643,498 for the six months ended March 31, 2024.

Semi-annual Financial Results as of March 31, 2025

Revenues

A detailed breakdown of revenues for the six months ended March 31, 2025 and 2024 is set forth below:

	For the six months ended March 31, 2025	For the six months ended March 31, 2024	Variance Amount	%
Revenues
Solar PV products	22,915,062	20,168,103	2,746,959	13.62%
High performance computing products	1,261,209	2,315,498	(1,054,289)	-45.53%
Total revenues	24,176,271	22,483,601	1,692,670	7.53%

Our revenue for the six months ended March 31, 2025 and 2024 was $24,176,271 and $22,483,601, respectively. The $1,692,670, or 7.53% increase in revenue mainly resulted from the $ 2,746,959, or 13.62% increase in solar PV products sales though offset by $1,054,289, or 45.53% decrease in HPC products sales.

The booming global photovoltaic market, coupled with the shortage of electricity in many countries, has led to a huge growth in our PV product revenue for the six months ended March 31, 2025.

The significant decrease in HPC product revenue was due to the global economic slowdown, and our relatively conservative investment in HPC for the six months ended March 31, 2025.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of servers, photovoltaic cable, and photovoltaic connectors etc., depreciation, maintenance, and other overhead expenses.

Our cost of revenue for solar PV products increased by $2,568,852, or15.01%, to $19,683,435 for the six months ended March 31, 2025 from $17,114,583 for the six months ended March 31, 2024. The percentage increase in cost of revenue was consistent with the 13.62% increase in solar PV products sales revenue.

Our cost of revenue for HPC products sales decreased by $1,184,560, or 60.02%, to $788,911 for the six months ended March 31, 2025 from $1,973,471 for the six months ended March 31, 2024. The percentage decrease in cost of revenue was consistent with the 45.53% decrease in HPC products sales revenue.

Gross profit and margin

Gross profit for the six months ended March 31, 2025 and 2024 was $3,703,925 and $3,395,547, representing 15.32% and 15.10% of revenue, respectively. The increase from 15.10% to 15.32% in gross margin for the six months ended March 31, 2025 was due to the increase of 13.62% in solar PV products sales.

	For the six months ended March 31,
	2025	2024	Variance	%
Revenues	24,176,271	22,483,601	1,692,670	7.53%
Cost of revenues	(20,472,346)	(19,088,054)	(1,384,292)	7.25%
Gross Profit	3,703,925	3,395,547	308,378	9.08%
Gross Margin	15.32%	15.10%

Operating expenses
Selling and marketing expenses	(973,207)	(790,232)	(182,975)	23.15%
General and administrative expenses	(1,850,399)	(1,198,885)	(651,514)	54.34%
Research and development expenses	(376,000)	(828,848)	452,848	(54.64%)
Total operating expenses	(3,199,606)	(2,817,965)	(381,641)	13.54%

Operating income	504,319	577,582	(73,263)	（12.68%)

Other income (expenses):
Interest expense	(76,431)	(58,961)	(17,470)	29.63%
Interest income	44,068	11,671	32,397	277.59%
Foreign exchange gain (loss), net	9,722	32,596	(22,874)	(70.17%)
Other income, net	92,276	224,485	(132,209)	(58.89%)

Total other expenses, net	69,635	209,791	(140,156)	(66.81%)

Income before income tax expense	573,954	787,373	(213,419)	(27.11%)
Income tax expense	(181,987)	(143,875)	(38,112)	26.49%
Net Income	391,967	643,498	(251,531)	(39.09%)

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and benefits, office expense, and freight expense. Our selling and marketing expenses were $973,207 and $790,232 for the six months ended March 31, 2025 and 2024, respectively. The selling and marketing increased by $182,975, or 23.15%, primarily due to increase transport expense for the six months ended March 31, 2025.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, rent expense, depreciation and bad debt provision. Our general and administrative expenses were $1,850,399 and $1,198,885 for the six months ended March 31, 2025 and 2024 respectively, representing a increased of $651,514, or 54.34%, primarily due to increased service fees and consultant fee for the six months ended March 31, 2025.

Research and development expenses

Research and development expenses are related to improvement expenses for solar PV products. Research and development expenses primarily consist of employee salaries and benefit costs. Research and development expenses were $376,000 and $828,848 for the six months ended March 31, 2025 and 2024, respectively.

Income tax expense

The PRC EIT is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax expenses amounted to $181,987 and $143,875 for the six months ended March 31, 2025 and 2024, respectively. The change resulted from the change in our taxable income.

Net income

As a result of the foregoing, our net incomes for the six months ended March 31, 2025 and 2024 were $391,967 and $643,498, respectively, representing an decrease of $251,531, or 39.09%.

About Skycorp Solar Group Limited

Skycorp Solar Group Limited is a solar photovoltaic (PV) product provider focused on manufacturing and selling solar cables and connectors. Our operations are managed through our subsidiaries, including Ningbo Skycorp Solar Co., Ltd., in China.

The Company’s mission is to become a green energy solutions provider by utilizing solar power and delivering eco-friendly solar PV products. By leveraging the Company’s expertise in solar technologies and relationships with worldwide clients, it aims to expand offerings of solar PV products and energy solutions for enterprise customers. For more information, please visit: https://ir.skycorp.com/.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact :

Skycorp Solar Group Limited

Cathy Li

Investor Relations

Email: ir@skycorp.com

Tel: +86 185 0252 9641 (CN)

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

Skycorp Solar Group Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars except for number of shares)

	March 31, 2025	September 30, 2024
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$9,741,586	$5,166,851
Restricted cash
Notes receivable	580,656	237,092
Accounts receivable, net	9,873,208	10,656,432
Inventory, net	3,751,975	2,597,322
Due from related party	121,611	2,314,477
Prepaid expenses and other current assets	9,007,200	4,457,783
Total current assets	33,076,236	25,429,957
Property, plant and equipment, net	669,338	538,708
Intangible asset	1,581,354	1,742,458
Investment	1,543,402	-
Down-payment for investment	5,350,756	4,136,577
Right-of-use Asset	1,769,493	104,223
Total non-current assets	10,914,343	6,521,966
Total Assets	$43,990,579	$31,951,923

Liabilities and Shareholders’ Equity
Current liabilities:
Bank borrowings – current	$3,322,903	$2,363,303
Note payable	673,653	-
Advance from customer	4,837,518	4,350,421
Account payable & other payables	3,680,827	1,815,751
Tax payables	4,219,883	4,125,038
Lease Liabilities, Current	374,750	84,492
Due to related party	17,947	21,157
Total current liabilities	17,127,481	12,760,162
Bank borrowings – non-current	242,848	427,421
Lease Liabilities, Non-Current	1,391,516	-
Total non-current liabilities	1,634,364	427,421
Total liabilities	18,761,845	13,187,583

Equity:
Common stock ($0.0001 par value, 500,000,000 shares authorized, 27,000,000 and 25,000,000 share issued and outstanding as of March 31, 2025 and September 30, 2024*)	2,700	2,500
Additional Paid-In Capital	8,996,955	2,032,655
Retained earnings	14,209,693	14,275,450
Accumulated other comprehensive (loss)/income	(426,781)	109,082
Total Equity attributable to owners of the capital stock of the parent	22,782,567	16,419,687
Non-controlling interest	2,446,167	2,344,653
Total equity	25,228,734	18,764,340
Total Liabilities and Shareholders’ Equity	$43,990,579	$31,951,923

*	The shares and per share data are presented on a retroactive basis to reflect the share split completed on October 21, 2024 (Notes 22).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Skycorp Solar Group Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars except for number of shares)

	Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue	$24,176,271	$22,483,601
Cost of revenues	(20,472,346)	(19,088,054)
Gross profit	3,703,925	3,395,547

Operating expenses:
Selling and marketing expenses	(973,207)	(790,232)
General and administrative expenses	(1,850,399)	(1,198,885)
Research and development expenses	(376,000)	(828,848)
Total operating expenses	(3,199,606)	(2,817,965)

Operating income	504,319	577,582

Other income (expenses):
Interest expense	(76,431)	(58,961)
Interest income	44,068	11,671
Foreign exchange gain (loss), net	9,722	32,596
Other income, net	92,276	224,485
Total other income (expense), net	69,635	209,791

Income before income tax expense	573,954	787,373
Income tax expense	(181,987)	(143,875)
Net income	391,967	643,498

Other comprehensive income:
Foreign currency translation (loss) gain	(622,393)	39,197
Total comprehensive (loss)/income	(230,426)	682,695

Net income attributable to:
Owners of the Company	(65,757)	377,745
Non-controlling interest	457,724	265,753
	391,967	643,498
Total comprehensive (loss)/income attributable to:
Owners of the Company	(601,620)	446,622
Non-controlling interest	371,194	236,073
	(230,426)	682,695
Earning per share: Basic and diluted	0.001	0.02
Weighted Average Number of Common Share Outstanding: Basic and Diluted*	25,296,703	25,000,000

*	The shares and per share data are presented on a retroactive basis to reflect the share split completed on October 21, 2024 (Notes 22).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Skycorp Solar Group Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EQUITY FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024
(In U.S. dollars except for number of shares)

For the six months ended March 31, 2025 (Unaudited)

	Common Stock		Additional Paid In	Retained	Accumulated Other Comprehensive	Total Shareholders’	Non- controlling	Total
	Shares*	Amount	Capital	Earnings	(Loss)/Income	Equity	Interest	Equity
Balance at, Sep 30, 2024	25,000,000	2,500	2,032,655	14,275,450	109,082	16,419,687	2,344,653	18,764,340
Issuance of ordinary shares	2,000,000	200	6,964,300	-	-	6,964,500	-	6,964,500
Net income	-	-	-	(65,757)	-	(65,757)	457,724	391,967
Foreign currency translation adjustments	-	-	-	-	(535,863)	(535,863)	(86,530)	(622,393)
Dividends	-	-	-	-	-	-	(276,595)	(276,595)
Capital contribution	-	-	-	-	-	-	6,915	6,915
Balance at, March 31, 2025	27,000,000	2,700	8,996,955	14,209,693	(426,781)	22,782,567	2,446,167	25,228,734

*	The shares and per share data are presented on a retroactive basis to reflect the share split completed on October 21, 2024 (Notes 22).

For the six months ended March 31, 2024 (Unaudited)

	Common Stock		Additional Paid In	Retained	Accumulated Other Comprehensive	Total Shareholders’	Non- controlling	Total Equity
	Shares*	Amount	Capital	Earnings	(Loss)/Income	Equity	Interest	Shares
Balance at, Sep 30, 2023	25,000,000	2,500	2,032,655	13,804,463	(551,869)	15,287,749	1,746,391	17,034,140
Net income	—	—	—	377,745	—	377,745	265,753	643,498
Appropriation of statutory reserve	—	—	—	—	—	—		—
Foreign currency translation adjustments	—	—	—	—	68,877	68,877	(29,680)	39,197
Capital contribution	—	—	—	—	—		(138,766)	(138,766)
Balance at, March 31, 2024	25,000,000	2,500	2,032,655	14,182,208	(482,992)	15,734,371	1,843,698	17,578,069

*	The shares and per share data are presented on a retroactive basis to reflect the share split completed on October 21, 2024 (Notes 22).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Skycorp Solar Group Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars except for number of shares)

	Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	391,967	643,498
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	176,175	148,190
Amortization of right-of-used asset	231,811	76,855
Provision for expected credit loss	191,437	107,577
Changes in Operating Assets and Liabilities:
Accounts receivable, net	281,777	(1,916,377)
Inventories, net	(1,244,674)	(1,174,864)
Notes receivable,net	(352,635)	(9,561)
Prepaid expenses and other current assets	(4,740,203)	612,948
Accounts payable	1,855,273	(525,490)
Other payable	76,270	51,774
Advance from customer	632,697	516,880
Tax payable	231,586	120,340
Note payable	676,066	401,497
Net Cash Used In Operating Activities	(1,592,453)	(946,733)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(221,024)	(153,341)
Down-payment for investments	(1,452,121)	(2,227,187)
Purchase of investments	(1,446,938)	-
Net Cash Used in Investing Activities	(3,120,083)	(2,380,528)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of bank borrowings	1,713,503	1,360,236
Repayment of bank borrowings	(843,419)	(1,937,730)
Amount due from related party	2,120,858	1,906,091
Amount due to related party	(2,523)	(235,702)
Capital contributed by minor shareholders	6,915	-
Dividend paid to non-controlling shareholders	(276,595)	(138,766)
Gross proceeds from initial public offering	8,000,000	-
Expenses related to initial public offering	(1,035,500)	-
Principal portion of lease liability	(178,363)	(78,469)
Interest portion of lease liability	(37,538)	(4,790)
Net Cash Provided by Financing Activities	9,467,338	870,870

Effect of exchange rate changes on cash and restricted cash	(180,067)	66,251

NET INCREASE(DECREASE) IN CASH AND RESTRICTED CASH	4,574,735	(2,390,140)
CASH AND RESTRICTED CASH, beginning of period	5,166,851	5,930,340
CASH AND RESTRICTED CASH, end of period	9,741,586	3,540,200

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	15	-
Interest	76,431	58,961

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

SKYCORP SOLAR GROUP LIMITED (“Skycorp Solar Group,” “the Company”) was incorporated as an exempted holding company under the laws of the Cayman Islands on January 19, 2022. Skycorp Solar Group does not conduct any substantive operations on its own, but instead conducts its business operations through its wholly-owned subsidiary in the People’s Republic of China (the “PRC”) and the subsidiaries of such entity. Skycorp Solar Group and its subsidiaries are hereinafter collectively referred to as “the Company.” Skycorp Solar Group designs, develops, manufactures and sells solar PV products and solar power system solutions service, through its indirectly wholly-owned subsidiary, Ningbo Skycorp, and subsidiaries, Zhejiang Pntech and Ningbo Pntech. Skycorp Solar Group also provides High-Performance Computing (“HPC”) products, through its indirectly wholly-owned subsidiaries, Ningbo Dcloud Information and Zhejiang Skycorp. As described below, Skycorp Solar Group became the ultimate parent entity of its subsidiaries. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

Skycorp Solar Group controls its PRC subsidiaries through equity ownership.

The following table describes each subsidiary under the Company:

No.	Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership for six month ended March 31, 2024	Percentage of effective ownership for year ended September 30, 2023	Principal Activities
1	Skycorp Digital Limited	Feb 16, 2022	BVI	100%	100%	Investment holding company
2	GreenHash Limited	March 30, 2022	Hong Kong	100%	100%	Investment holding company
3	GreenHash PTE. Ltd.	April 12, 2022	Singapore	100%	100%	Investment holding company
4	Ningbo eZsolar Co., Ltd. (“Ningbo WFOE”)	June 29, 2023	PRC	100%	100%	WFOE, a holding company
5	Guangzhou Skycorp Consulting Co., Ltd. (“Guangzhou WFOE”)	July 14, 2020	PRC	100%	100%	WFOE, a holding company
6	Ningbo Skycorp Solar Co, Ltd. (“Ningbo Skycorp”)	April 26, 2011	PRC	100%	100%	Operating entity for HPC severs and solar PV products
7	Ningbo Dcloud Information Technology Co., Ltd. (“Ningbo Dcloud Information”)	July 27, 2015	PRC	100%	100%	Operating entity engaged in the sale of HPC servers
8	Zhejiang Skycorp New Energy Co., Ltd. (FKA Zhejing QuinnTek Co, Ltd.) (“Zhejiang Skycorp”)	April 23, 2015	PRC	100%	100%	Operating entity engaged in the sale of HPC servers
9	Zhejiang Pntech Technology Co., Ltd. (“Zhejiang Pntech”)	April 26, 2021	PRC	65%	65%	Operating entity engages in the manufacture and sale of solar PV products
10	Ningbo Pntech New Energy Co, Ltd. (“Ningbo Pntech”)	April 22, 2011	PRC	75%	75%	Operating entity engaged in the manufacture and sale of solar PV products
11	Shaoxing Pntech New Energy Co, Ltd. (“Shaoxing Pntech”)	April 26, 2021	PRC	100%	100%	Operating entity engages in the manufacture and sale of solar PV products
12	Ningbo Yijiaren New Energy Technology Co,.Ltd	December 21, 2023	PRC	100%	100%	Operating entity engaged in the sale of solar PV product and services

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principles of consolidation

The accompanying financial statements include the balances and results of operations of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”) and in conformity with generally accepted accounting principles in the U.S. (“US GAAP”).

A subsidiary is an entity in which the Company directly or indirectly controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of notes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All inter-company transactions and balances have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, lower of cost and net realizable value of inventory, the useful lives of property, plant and equipment, and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(c)	Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“$”). The functional currency of subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong and Singapore are the Hong Kong dollars (“HK$”) and Singapore dollars (“S$”) respectively. For the entities whose functional currency is the RMB, HK$ and S$, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the Consolidated Statements of Operations and Comprehensive Income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, and its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	As of and for the six months ended March 31, 2025	As of and for the six months ended March 31, 2024	As of September 30, 2024
Period end RMB: US$ exchange rate	7.2567	7.2203	7.0176
Period average RMB: US$ exchange rate	7.2308	7.2064	7.2043
Period end HK$: US$ exchange rate	7.7799	7.8308	7.7693
Period average HK$: US$ exchange rate	7.7771	7.831	7.8127
Period end S$: US$ exchange rate	N/A	1.3656	1.3656
Period average S$: US$ exchange rate	N/A	1.3518	1.3518

The RMB is not freely convertible into foreign currencies and all foreign exchange transactions must be conducted through authorized financial institutions.

(d)	Fair Value Measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash, accounts receivable, amounts due from related parties, prepaid expenses and other current assets, amounts due to related parties, accounts payable, advances from customers, other current payables, VAT payable and taxes payable.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits from banks, loans and advances to banks that are payable on demand, and short-term, highly liquid investments that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g)	Accounts and notes receivables, net

Accounts receivable are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends and changes in its customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts.

Notes receivable, net represent short-term notes receivable issued by reputable financial institutions entitle the Company to receive the full-face amount from the financial institutions at maturity, which generally range from one to twelve months from the date of issuance.

The Company adopted ASU 2016-13 Financial Instruments — Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. After the Company’s assessment of CECL, no material difference was found comparing to the amount recorded in accordance with the previous method.

(h)	Inventories

Inventories, primarily consisting of (1) assembly items, such as PV cable, PV connectors and accessories, etc., (2) trading goods for sales, including servers and PV cables, etc;(3) parts, mainly refers to raw materials for solar PV products. They are stated at the lower of cost or net realizable value. The Company applies the weighted average cost method to its inventory. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value.

(i)	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Production equipment	5 – 10 Years
Furniture, fixtures and office equipment	3 – 5 Years
Vehicles	4 – 10 Years

(j)	Intangible asset, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Patent rights	10 years

The Company’s intangible assets with definite useful lives primarily consist of patent rights. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of ten years or twenty years. In accordance with Article 42 of the Patent Law of the people’s Republic of China, management clearly confirm that the term of patent right for invention is 20 years, and that for utility model and design patent is 10 years.

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)	Impairment of Long-lived Assets

Long-lived assets including property, plant and equipment, intangible assets and other non-current assets other than goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the long-live assets’ fair value.

(l)	Value Added Tax

Skycorp Solar Group’s China subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in tax payable. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Operations and Comprehensive Income.

(m)	Lease

The Company adopted ASC 842, “Leases” (“ASC 842”) on January 1, 2019, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. The Group categorized leases with contractual terms longer than twelve months as either operating or finance lease.

Right-of-use (“ROU’) assets represent the Company’s rights to use underlying assets for the lease terms and lease liabilities represent the Company’s obligation to make lease payments arising from the leases. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected not to separate non-lease components from lease components; therefore, it will account for lease components and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the lease liability calculation. Variable lease payments mainly include costs related to certain IDC facilities leases which are determined based on actual number of usages. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

For operating leases, lease expense is recognized on a straight-line basis over the lease term. For finance leases, lease expense is recognized as depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

(n)	Short-term loan

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)	Investment

The Company makes investment in other Companies as part of company business strategy.  The Company evaluates each investment in accordance with ASU 2016-01, which provides guidance on the classification and measurement of investments in equity securities.  The Company evaluates accounting for each investment under the equity or cost method depending on whether or not the Company has significant influence or control over the investee.  If an investment is considered an equity investment, when the Company has significant influence over the entity’s decision making and in such case the Company will record its share of earnings in the income statement.  An investment  may  be determined to be measured at cost, when the Company has no control or significant influence in decisions and in such case,  the Company will record its investment at cost and evaluate it for impairment at each period reported.

(p)	Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”) from October 1, 2019 and used the modified retrospective method for the revenue from sales of Solar PV products and high performance computing products.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1:    Identify the contract with the customer

Step 2:    Identify the performance obligations in the contract

Step 3:    Determine the transaction price

Step 4:    Allocate the transaction price to the performance obligations in the contract

Step 5:    Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of solar PV products and HPC products

The Company sells solar PV products, HPC server products and their accessories to customers. The transaction price in the contract is fixed and reflected in the sales order and invoice. The performance obligation is to transfer promised products to a customer upon acceptance by customers, and the Company is primarily responsible for fulfilling the promise to deliver the products to the customers. There is only one performance obligation in the contract and there is no need for allocation. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation.

(q)	Research and Development Expenses

Research and development (“R&D”) expenses are expensed as incurred. R&D costs are related to certain software research and development for internal use.

R&D expenses primarily consist of employee salary and benefit costs.

(r)	Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,498). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(s)	Related parties

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the followings: a) affiliate, a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) principle owner, the owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; f) other parties that has ability to significant influence the management or operating policies of the entity.

(t)	Non-controlling Interest

A non-controlling interest in subsidiaries of the Company represents the portion of the equity (net assets) in the subsidiaries not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets, and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the Consolidated Statements of Operations and Comprehensive Income.

(u)	Segment Reporting

The Company has organized its operations into two operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has determined that it operates in two operating segments, i.e. the business to manufacture and sell solar PV products and solar power system solutions service, the business to sell High Performance Computing products and others.

Although the Company’s long-lived assets are substantially all located in the PRC, for the six months ended March 31, 2025, 64% solar PV products sold to PRC and 31% sold to other countries, and 5% HPC products sold to PRC and no HPC products sold to other countries. So the Company disclosed geographical segments information.

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)	Net Income Per Share

Basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(w)	Comprehensive Income

Comprehensive income comprised the Company’s net income and other comprehensive income (loss). The components of other comprehensive loss consist solely of foreign currency translation adjustments.

(x)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(y)	Recently adopted and issued accounting pronouncements

On October 1st, 2022, the Company adopted ASU No. 2021-10, Government Assistance (Topic 832): This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Company adopted the ASU prospectively on October 1st, 2022. Adoption of this ASU did not have a material impact on our consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Group beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	REVENUES AND COST OF REVENUES

The following table identifies the disaggregation of the Company’s revenues for the six months ended March 31, 2025 and 2024, respectively:

	For the six months ended March 31, 2025	For the six months ended March 31, 2024
Revenues
Solar PV products	22,915,062	20,168,103
High performance computing products	1,261,209	2,315,498
Total revenues	24,176,271	22,483,601

Solar PV products mainly consist of servers, photovoltaic cable and photovoltaic connectors.

High performance computing (“HPC”) products mainly refer to the HPC servers and accessories delivered to the Customers. These HPC Customers are potential solar PV products Customers.

Cost of solar PV products and HPC products revenues consist primarily of cost of products, labor cost, and other overhead expenses. The following table identifies the disaggregation of the Company’s cost of revenues for the six months ended March 31, 2025 and 2024, respectively:

	For the six months ended March 31, 2025	For the six months ended March 31, 2024
Cost of revenues
Solar PV products	19,683,435	17,114,583
High performance computing products	788,911	1,973,471
Total cost of revenues	20,472,346	19,088,054

4.	NOTES RECEIVABLE

Notes receivable was $580,656 and $237,092 as of March 31, 2025 and September 30, 2024 respectively. Notes receivables relate to commercial notes issued by banks for outstanding balances from customers. These will be released to the Company on maturity date and is interest free.

5.	ACCOUNTS RECEIVABLE

As of March 31, 2025 and September 30, 2024, accounts receivable consisted of the following:

	March 31, 2025	September 30, 2024
Accounts receivable	$10,488,436	$11,136,130
Accumulated allowance for doubtful debts	(615,227)	(479,698)
Accounts receivable, net	$9,873,209	$10,656,432

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.	ACCOUNTS RECEIVABLE (cont.)

The movement in the allowance for account receivable during the six months was as follows:

	March 31,
	2025	2024
Balance at beginning of the period	$479,698	143,115
Additions	151,877	107,159
Effects of currency translation	(16,348)	1,277
Balance at end of the period	$615,227	251,551

6.	INVENTORIES

As of March 31, 2025 and September 30, 2024, inventories consisted of the following:

	March 31, 2025	September 30, 2024
Assembly items(1)	$1,758,152	$1,101,757
Trading goods(2)	1,194,158	1,473,420
Parts(3)	968,833	551,748
Accumulated impairment for inventory	(169,168)	(529,603)
Total Inventory	$3,751,975	$2,597,322

(1)	Assembly items includes PV cable, PV connectors and accessories.
(2)	Trading goods mainly refers to the inverters.
(3)	Parts mainly refers to raw materials for solar PV products.

For six months ended on March 31, 2025, the Company has determined the inventory are subjected to impairment analysis by various indicators. Impairment test was conducted for inventory items, the Company compares book value to Net Realizable Value (sale price less cost) and result shows impairment loss should be recognized.

The movement in the allowance for impairment in respect of inventory during the six months was as follows:

	March 31,
	2025	2024
Balance at beginning of the period	$529,603	$971,328
Additions	57,088	282,964
Written off of allowance for impairment	(401,310)	-
Effects of currency translation	(16,213)	9,532
Balance at end of the period	$169,168	$1,263,824

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	March 31, 2025	September 30, 2024
Advances paid to suppliers(1)	$7,296,764	$3,470,557
Deposit	174,797	137,142
Advances to non-directors/office employees(2)	236,511	67,687
VAT	376,258	426,390
Other (3)	793,190	439,666
Lend to third party	250,000	-
Allowance for bad debt	(120,320)	(83,659)
Total prepaid expenses and other current assets	$9,007,200	$4,457,783

(1)	The balance represented advances that the Company’s subsidiaries have paid to the suppliers.
(2)	The balance represented advances that the Company’s subsidiaries have advanced to non-director/officer employees. The advance is interest-free.
(3)	Other mainly comprises prepaid construction project expenses, representing miscellaneous prepaid expenses such as prepaid highway usage fees and prepaid hotel fees for employees attending trade shows.

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	PROPERTY, PLANT AND EQUIPMENT, NET

As of March 31, 2025 and September 30, 2024, property, plant and equipment, net consisted of the following:

	Furniture, fixtures and office equipment	Production equipment	Vehicles	Total
Cost
At September 30, 2024	65,576	510,888	189,800	766,264
Additions during the year	6,442	174,708	39,874	221,024
Effects of currency translation	(2,183)	(17,457)	(6,396)	(26,036)
At March 31, 2025	69,835	668,139	223,278	961,252
Accumulated depreciation
At September 30, 2024	30,031	142,554	54,971	227,556
Depreciation during the year	9,611	23,458	39,043	72,112
Effects of currency translation	(1,023)	(4,781)	(1,950)	(7,754)
At March 31, 2025	38,619	161,231	92,064	291,914
Net book value
At September 30, 2024	35,545	368,334	134,829	538,708
At March 31, 2025	31,216	506,908	131,214	669,338

For the six months ended March 31, 2025 and 2024, depreciation expense amounted to $72,112 and $52,049, respectively.

9.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	March 31, 2025	September 30, 2024
Patent right	$2,300,010	$2,300,010
Subtotal	2,300,010	2,300,010
Less: accumulated amortization	(499,871)	(395,808)
Effects of currency translation	(218,785)	(161,744)
Intangible asset, net book value	$1,581,354	$1,742,458

The Company recorded amortization expenses of $104,063 and $96,141 for the six months ended March 31, 2025 and 2024 respectively.

There were no intangible assets being disposed or pledged for the six months ended March 31, 2025 and 2024.

No impairment losses were recognized on intangible assets for the six months ended March 31, 2025 and 2024.

Total future amortization expenses for finite-lived intangible assets were estimated as follows:

	March 31, 2025	September 30, 2024
Finite-lived intangible assets
Within 1 year	$196,536	$208,891
1 – 2 years	196,536	208,891
2 – 3 years	196,536	208,891
3 – 4 years	196,536	208,891
4 – 5 years	196,536	208,891
Thereafter	598,674	698,003
Total	$1,581,354	$1,742,458

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.	RIGHT-OF-USE ASSETS

Cost	$
At September 30, 2024	476,457
Additions during the year	1,956,273
Write-off during the year	(462,409)
Effects of currency translation	(21,030)
At March 31, 2025	1,949,291

Accumulated depreciation
At September 30, 2024	372,234
Depreciation during the year	199,591
Write-off during the year	(380,408)
Effects of currency translation	(11,619)
At March 31, 2025	179,798

Net book value
At September 30, 2024	104,223
At March 31, 2025	1,769,493

Right of use assets consisted of renting of offices and warehouses. The terms of right of use assets ranged for five years with the earliest start date being October, 2024.

For six months ended March 31, 2025, the Company relocate for its factory site to satisfy for larger production needs.

11.	INVESTMENTS

As of March 31, 2025, the Company has accounted for its long term investment using the cost method as the Company does not have the ability to excerpt significant influence over for invested companies. The aggregate balance of long term investments were $1,543,402.

Suqian Shuyong New Energy Co., Ltd- Investment

The Suqian company incorporated in 2024, and it has been operating in the field of new energy. Major business functions includes solar power, new energy solution development, and PV product sales.

As of the period ended on March 31, 2025, investment balance were $ 96,463.

PNSOLAR GmbH - Investment

PNSOLAR company specialized in the field of energy storage system and inverters. As of the period ended on March 31, 2025, investment balance were $ 1,446,939.

12.	DOWNPAYMENT FOR INVESTMENTS

On October 25, 2023, the Company committed to invest $6,000,000 (RMB43,321,800) to establish a new company, Nanjing Cesun Power Co., Ltd. with other parties. As of March 31, 2025, the Company had paid a down-payment for this investment of $5,350,756 (RMB38,828,840), and had $649,244 (RMB 4,711,369) outstanding. The purpose of the investment is to develop solar power stations and conduct joint research and development of new solar products with other parties. Huang Weiqi is the common director of both companies.

The Company expected to pay off the outstanding capital fund before September 30, 2025.

The Company does not involve in the operation into any of the invested company mentioned above.

13.	ADVANCES FROM CUSTOMERS

The advances from customers were $4,837,518 and $4,350,421 as of March 31, 2025 and September 30, 2024. The advances from customers are interest free and generated in the normal course of business.

The Company shipped the HPC products based on customers’ instructions which could happen months after receiving advance payments.

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	TAX PAYABLES

As of March 31, 2024 and September 30, 2023, tax payables consisted of the following:

	March 31, 2025	September 30, 2024
VAT and other tax payables	$1,621,324	$1,625,444
Income taxes payable	2,598,322	2,499,350
Others	237	244
Tax payables	$4,219,883	$4,125,038

15.	ACCOUNT PAYABLE AND OTHER PAYABLES

	March 31, 2025	September 30, 2024
Account payable	$3,100,187	$1,316,949
Accrued payroll and welfare payables	277,341	158,580
Others	303,299	340,222
	$3,680,827	$1,815,751

For six months ended March 31, 2025, the increase in account payable mainly due to the increase in purchasing inventory to supply for increasing demand for manufacturing of PV product.

16.	OPERATING LEASE LIABILITIES

Operating Leases

Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company entered into multiple operating leases for new offices and facility spaces in China. The Company measured and recorded right of use assets and corresponding operating lease liabilities at the lease commencement dates. The Company has elected to not recognize lease assets and liabilities for these leases with a term less than twelve months.

Significant assumptions and judgments made as part of the adoption of this new lease standard include determining (i) whether a contract contains a lease, (ii) whether a contract involves an identified asset, and (iii) which party to the contract directs the use of the asset. The discount rates used to calculate the present value of lease payments were determined based on hypothetical borrowing rates available to the Company over terms similar to the lease terms.

The Company’s future minimum payments under long-term non-cancellable operating leases are as follows:

	March 31, 2025	September 30, 2024
	$	$
Within 1 year	430,260	85,499
After 1 year but within 5 years	1,473,641	-
Total lease payments	1,903,901	85,499

Less: imputed interest	(137,635)	(1,007)
Total lease obligations	1,766,266	84,492
Less: current obligations	(374,750)	(84,492)
Long-term lease obligations	1,391,516	—

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.	OPERATING LEASE LIABILITIES (cont.)

A summary of supplemental information related to operating leases are as follows:

	March 31, 2025	September 30 2024
Weighted average remaining lease term	4.5 years	0.67 years
Weighted average discount rate	3.60%	4.75%

Supplemental cash flow information and non-cash activity related to our operating leases is as follows :

	March 31, 2025	March 31, 2024

Operating cash flow information:
Cash paid for operating lease liabilities	(215,901)	(83,259)
Non-cash activities
Net additions to right-of-use assets obtained in exchange for lease obligations	1,956,273	0

Upon termination of old lease contract, the Company relocated its factory building and entered into new lease contract for the term of 5 years, with commence date of October 1, 2024 and end date of September 20, 2029. The location for new lease contract is China, 1500 Ningbo Yin county Grand St, Junhe Pump Industry factory site, North Building 4 & 2nd floor, and office building 3-4th floor.

17.	BANK BORROWINGS

The following table sets forth information of the bank borrowings:

	March 31, 2025	September 30, 2024
Short-term loan	3,322,903	2,363,303
Long-term loan	242,848	427,421
Total bank borrowings	3,565,751	2,790,724

For the six months ended March 31, 2025, the loans bear annual interest rate ranging from 3.80% to 12.6%. The long term loans are repayable in two years and are guaranteed by Gaokui Zhang, Yi Lin and Weiqi Huang.

18.	NOTES PAYABLE

Notes payable was $673,653 and nil as of March 31, 2025 and September 30, 2024 respectively.

Notes payables relate to commercial notes issued by banks for outstanding balances from suppliers. These will be released to the suppliers on maturity date and is interest free.

19.	RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company had transactions with during the six months ended March 31, 2025 and September 30, 2024.

Name		Relationship
(a)	Weiqi Huang	Director, Chairman of the Board, Chief Executive Officer
(b)	Gaokui Zhang	Director and Chief Operating Officer
(c)	Xufeng Lu	Chief Technology Officer
(d)	Yi Lin	Wife of Gaokui Zhang
(e)	Skyline Tech Limited	A Company 100% owned by Weiqi Huang
(f)	Baili Group Limited	A Company 100% owned by Gaokui Zhang
(g)	Linshan Group Limited	Minority shareholder
(h)	Helios Tech Limited	Minority shareholder
(i)	Ningbo Yiqiying New Energy Co., Ltd.	Invested company of Zhejiang Pntech
(j)	Nanjing Cesun Power Co., Ltd.	Invested company of Ningbo Skycorp
(k)	Suqian Shuyong New Energy Co., Ltd	Invested company of Zhejiang Pntech

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19.	RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Due from related parties

As of March 31, 2025 and September 30, 2024, balances due from related parties, consisted of the following:

	March 31, 2025	September 30, 2024
Weiqi Huang	-	2,193,086
Skyline Tech Limited (BVI)	31,000	31,000
Baili Group Limited (BVI)	15,500	15,000
Linshan Group Limited (BVI)	1,500	1,500
Helios Tech Limited (BVI)	2,000	2,000
Ningbo Yiqiying New Energy Co., Ltd	41,234	71,249
Suqian Shuyong New Energy Co., Ltd	30,377	142
Total due from related parties	$121,611	2,314,477

The movement of due from Weiqi Huang from September 30, 2024 up to the filling date is presented as follows.

	Balance/Amount USD	Balance/Amount CNY
Due from Weiqi Huang Balance as of September 30, 2024	2,193,086	15,857,766
Advance to Weiqi Huang	309,579	2,238,504
Repayment from Weiqi Huang	2,433,018	17,592,667
Exchange rate effect	(69,647)	(503,604)
Due from Weiqi Huang Balance as of March 31, 2025	-	-

The loans provided to Weiqi Huang were interest free and with a maturity date of November 1, 2024.

In order to link our onshore and offshore companies and control our operating entities, Ningbo WFOE and Guangzhou WFOE should invest in cash to purchase shares of Ningbo Skycorp. In March and April 2024, Ningbo WFOE and Guangzhou WFOE paid a total consideration of $1,805,169 to purchase 100% shares of Ningbo Skycorp. Weiqi Huang will ultimately bear the consideration of $1,805,169, and thus debiting due from related parties as of March 31, 2024. As of the date of this prospectus, amount due from Weiqi Huang was fully repaid.

Amounts due from related parties are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company often assesses the creditworthiness of related parties before entering into transactions with them. The assessment may include reviewing the related party’s financial statements, payment history, and other relevant information.

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19.	RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Due to Related Parties

As of March 31, 2025 and September 30, 2024, balances due to related parties consisted of the following:

	March 31, 2025	September 30, 2024
Xufeng Lu	$17,947	21,157
Total due to related parties	$17,947	21,157

For the six months ended March 31, 2025 , the Company repaid $2,523 (RMB18,242) to Xufeng Lu. As a result, balance due to Xufeng Lu decreased from $21,157 as of September 30, 2024 to $17,947 as of March 31, 2025.

The balance above mainly represented the interest-free loan payables to the shareholders and related entity. These loans were made for expanding business of the Company, and were due on demand, unsecured, unless further disclosed.

20.	NON-CONTROLLING INTERESTS (NCI)

Non-controlling interests (“NCI”) represent the portion of net assets in consolidated entities that are not owned by the Company.

The following tables represent the non-controlling ownership interests and non-controlling interest balances reported in stockholder’s equity as of March 31, 2025 and 2024 respectively.

	Ningbo Pntech		Zhejiang Pntech		Total
	Mar 31, 2025	Sep 30, 2024	Mar 31, 2025	Sep 30, 2024	Mar 31, 2025	Sep 30, 2024
NCI ownership interest	25%	25%	35%	35%	-	-
NCI balances	464,241	493,678	1,981,926	1,850,975	2,446,167	2,344,653

The summarized financial information for subsidiaries that have non-controlling interests which are material to the Company are provided below. This information is based on amounts before inter-company elimination.

Summarized statement of financial position as at

	Ningbo Pntech		Zhejiang Pntech		Total
	Mar 31, 2025	Sep 30, 2024	Mar 31, 2025	Sep 30, 2024	Mar 31, 2025	Sep 30, 2024
Non-current assets	12,643	19,840	3,920,642	2,405,099	3,933,285	2,424,939
Current assets	2,473,425	2,606,695	15,835,363	12,271,413	18,308,788	14,878,108
Current liabilities	(604,463)	(627,179)	(11,770,712)	(8,681,034)	(12,375,175)	(9,308,213)
Non-current liabilities	-	-	(1,391,516)	-	(1,391,516)	-
Net assets	1,881,605	1,999,356	6,593,777	5,995,478	8,475,382	7,994,834

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20.	NON-CONTROLLING INTERESTS (NCI) (cont.)

	Ningbo Pntech		Zhejiang Pntech		Total
	Mar 31, 2025	Sep 30, 2024	Mar 31, 2025	Sep 30, 2024	Mar 31, 2025	Sep 30, 2024
Net Assets	1,881,605	1,999,356	6,593,777	5,995,478	8,475,382	7,994,834
Less: Capital and additional paid-in capital	(559,621)	(559,621)	(317,221)	(310,395)	(876,842)	(870,016)
Less: OCI	124,300	58,609	409,220	208,913	533,520	267,522
Retained earnings	1,446,284	1,498,344	6,685,776	5,893,996	8,132,060	7,392,340
Retained earnings attributable to NCI	361,571	374,587	2,340,022	2,062,898	2,701,593	2,437,485
Plus: OCI attributable to NCI	102,670	119,091	(81,501)	(73,117)	21,169	45,974
Plus: Dividends to minority shareholders	—	—	(276,595)	(138,806)	(276,595)	(138,806)
NCI balances	464,241	493,678	1,981,926	1,850,975	2,446,167	2,344,653

21.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, The Company is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the Cayman Islands.

BVI

Under the current laws of the BVI, Skycorp Digital Limited, the Company’s BVI subsidiary, is not subject to income or capital gains taxes. In addition, dividend payments are not subject to with-holdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HK$”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$ 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries, GreenHash Limited, did not have assailable profits that were derived in Hong Kong for the six months ended March 31, 2024 and 2023. Therefore, no Hong Kong profit tax has been provided for the six months ended March 31, 2024 and 2023.

Singapore

GreenHash PTE. Ltd., the Company’s Singaporean subsidiary, is incorporated in Singapore where tax is levied on profits at rate of 17.0%. Singapore uses a territorial tax system. Post-tax profit distributions (i.e. dividends) to shareholders are tax-free. Singapore does not tax on capital gains.

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21.	INCOME TAXES (cont.)

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax provision are:

	For the six months ended March 31,
	2025	2024
Current	$181,987	$143,875
Deferred	-	-
Total income tax provision	$181,987	$143,875

The income tax provision is included in our consolidated statement of operations and comprehensive income.

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the six months ended March 31,
	2025	2024
Net income before provision for income taxes	$573,954	$938,039
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	143,488	234,510
Non-deductible expenses	38,499	(90,635)
Income tax expense	$181,987	$143,875
Effective tax rates	32%	15%

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of March 31, 2025 and 2024, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

As of March 31, 2025 and 2024, there was no tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability.

As of March 31, 2025 and 2024, there was no net operating loss carried forward.

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the six months ended March 31, 2025 and 2024. The Company did not incur any interest or penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2020 to 2024 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22.	EQUITY

(a) Common stock and Additional Paid In Capital

The Company was established under the laws of the Cayman Islands on January 31, 2022. The Company’s shareholders have planned to fund the $50,000 capital in Cayman Islands.

On October 21, 2024, the Company effected a 1-for-10,000 forward split of our Ordinary Shares and the surrender of 475,000,000 Ordinary Shares, approved by the Company’s shareholders and board of directors. As a result, the authorized share capital of the Company is $50,000 divided into 500,000,000 shares of a par value of $0.0001.

As a result, the balance of common stock and additional paid-in capital was $2,700 and $8,996,955 respectively, as of March 31, 2025.

As of March 31, 2025, the Company had authorized common shares of 500,000,000, and 27,000,000 common shares issued and outstanding with par value of $0.0001 per share.

On March 4, 2025, the Company issued 2,000,000 shares of common stock at $4.00 per share for total gross proceeds of $8,000,000 in its Initial Public Offering (IPO). Net proceeds from the IPO were $6,964,500, after deducting expenses primarily consisting of underwriting compensation, legal fees, and audit fees.

(b) Retained Earnings

Retained earnings refer to the profits that the Company reserves for future distribution or uncertain how to distribute. As of March 31, 2025 and September 30, 2024, the total retained earnings were $14,209,693 and $14,275,450, respectively.

(c) Non-controlling interest

As of March 31, 2025 and September 30, 2024, the Company’s non-controlling interest were $2,446,167 and $2,344,653 respectively, representing 35% equity interest of Zhejiang Pntech, 25% equity interest of Ningbo Pntech.

23.	SEGMENT REPORTING

The Company has determined that it operates in two operating segments: (1) Solar PV products and (2) High performance computing products.

The Company’s CODM, Chief executive officer (Huang Weiqi), measures the performance of each segment based on metrics of revenue and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. Although most of the Company’s long-lived assets are located in the PRC, for the six months ended March 31, 2024, 71% solar PV products sold to PRC and 19% sold to other countries, and 10% HPC products sold to PRC and no HPC products sold to other countries. So the Company presented geographical information as requested.

The breakdown of total revenues by geographic market for each of the six months ended March 31, 2025 and 2024 is presented as follows.

	For the Six Month Ended March 31,
	2025		2024
	Amount	%	Amount	%
Mainland China	$16,700,200	69%	$18,277,168	81%
Asia other than mainland China	4,890,194	20%	1,465,944	7%
Europe	1,183,259	5%	2,232,434	10%
Others	1,402,618	6%	508,055	2%
Total	$24,176,271	100%	$22,483,601	100%

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23.	SEGMENT REPORTING (cont.)

The following tables present the summary of each reportable segment’s revenue and income, which is considered as a segment operating performance measure, for the six months ended March 31, 2025, and 2024:

For the Year Ended March 31, 2025

	Solar PV products	High performance computing products	Consolidated
Current assets	$32,754,430	-	32,754,430
Non-current assets	11,337,844	-	11,337,844

For the Year Ended September 30, 2024

	Solar PV products	High performance computing products	Consolidated
Current assets	$18,494,905	6,935,052	25,429,957
Non-current assets	6,521,966	—	6,521,966

     Six Months Ended March 31, 2025

	Solar PV products	High performance computing products	Consolidated
Revenues	22,915,062	1,261,209	24,176,271
Segment gross profit	3,231,627	472,298	3,703,925
Segment gross margin	14.10%	37.45%	15.32%

Six Months Ended March 31, 2024

	Solar PV products	High performance computing products	Consolidated
Revenues	20,168,103	2,315,498	22,483,601
Segment gross profit	3,053,520	342,027	3,395,547
Segment gross margin	15.14%	14.77%	15.10%

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24.	CONCENTRATIONS

Concentrations of Credit Risk

As of March 31, 2025 and March 31, 2024, cash and cash equivalents balances in the PRC are $9,741,586 and $3,540,200, respectively, which were primarily deposited in financial institutions located in Mainland China. Each bank account is insured by PBOC (the central bank of China) with the maximum limit of RMB500,000 (equivalent to $68,902). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of Customers

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the six months ended March 31, 2025, and 2024.

	Six months ended March 31, 2025			Six months ended March 31, 2024
Customers	Amount		Percentage	Amount	Percentage
A	$	*	*	$3,584,249	15.94%

*	represented the percentage below 10%

A — regular customer for the six months ended March 31, 2024 , but with less than 10% of the Company’s revenue for the six months ended March 31, 2025.

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase for the six months ended March 31, 2025 and 2024.

	Six months ended March 31, 2025		Six months ended March 31, 2024
Suppliers	Amount	Percentage	Amount	Percentage
A	$3,652,041	20.88%	$4,322,533	20.90%
B	*	*	3,664,951	17.72%
C	4,224,590	24.15%	2,973,809	14.38%
D	-	-	2,603,129	12.58%
E	5,379,314	30.75%	2,585,688	12.50%
F	1,962,518	11.22%	*	*

*	represented the percentage below 10%

     A,C,E — regular supplier for the six months ended March 31, 2025 and 2024;

F — regular supplier for the six months ended March 31, 2025, but with less than 10% of the Company’s purchase for the six months ended March 31, 2024;

B,D — regular supplier for the six months ended March 31, 2024, but with less than 10% of the Company’s purchase for the six months ended March 31, 2025.

25.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company entered into an operating lease of building for production, office and warehouse in Ningbo City, Zhejiang Province, China with a term of 3 years. Our commitment for minimum lease payment under this operating lease as of March 31, 2025 and September 30, 2024 are disclosed in Note 16.

Capital commitment

During the six months ended March 31, 2024, the Company committed to invest $68,902 (RMB500,000) to Ningbo Yiqiying New Energy Co., Ltd. As of March 31, 2025, the Company had outstanding balances of $68,902(RMB 500,000). The Company expected to pay off the outstanding capital fund before September 30, 2025. Ningbo Yiqiying New Energy Co., Ltd. has begun its business activities until the date of this prospectus.

SKYCORP SOLAR GROUP LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25.	COMMITMENTS AND CONTINGENCIES (cont.)

On October 25, 2023, the Company committed to invest $6,000,000 (RMB43,540,200) to establish a new company, Nanjing Cesun Power Co., Ltd., with other parties. As of March 31, 2025, the Company paid $5,350,756 (RMB38,828,840), and had $649,244 (RMB4,711,360) outstanding. The Company expected to pay off the outstanding capital fund before September 30, 2025. Nanjing Cesun Power Co., Ltd. has begun its business activities in developing solar power stations and conducting joint research and development of new solar products until the date of this prospectus.

On March 19, 2024, the Company committed to invest $68,902 (RMB500,000) to Suqian Shuyong New Energy Co., Ltd., with other party. As of March 31, 2025, the Company had no balance outstanding. The Company was expected to pay off the outstanding capital fund before September 30, 2025. Additional $27,561 (RMB 200,000) was invested. Suqian Shuyong New Energy Co., Ltd. has begun its business activities until the date of this prospectus.

On July 17, 2024, the Company committed to invest $137,804 (RMB1,000,000) to establish a new company Hubei Nanzhuo New Energy Co., Ltd., with other parties. As of March 31, 2025, the Company had $137,804 (RMB1,000,000) outstanding. The company expected to pay off the outstanding capital fund before September 30, 2025.Hubei Nanzhuo New Energy Co., Ltd.has begun its business activities until the date of this prospectus.

On October 24, 2024, the Company committed to invest $34,451 (RMB250,000) to Taizhou Shuyong New Energy Co., Ltd. As of March 31, 2025, the Compant had $34,451 (RMB250,000) outstanding. The Company expected to pay off the outstanding capital fund before September 30, 2025. Taizhou Shuyong New Energy Co., Ltd.,has begun its business activities until the date of this prospectus.

The Company does not involve in the operation into any of the three newly invested companies mentioned above.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of liabilities resulting from such claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2025 and September 30, 2024 and through the issuance date of these consolidated financial statements.

26.	SUBSEQUENT EVENTS

The Company’s previous holding of PNSOLAR GmbH 40% equity interest will no longer be valid, subsequently, on July 18, 2025, the Company has invested in Singapore Matrix SEA Limited company (pre-IPO), after the event, the Company experience an increase of 4.9% in equity interest for the Matrix SEA Limited.

On May 23, 2025, Zhejiang Pntech Technology Co., Ltd. (“Zhejiang Pntech”) acuqired 100% ownership of Ningbo Yijiaren New Energy Technology Co,.Ltd from Yufang Zhang.

The Company has performed an evaluation of subsequent events through August 26, 2025, which was the date of the issuance of the consolidated financial statements, and determined that no other events would have required adjustment or disclosure in the consolidated financial statements other than that discussed above.